CUNA Brokerage Services, Inc.

Supplemental Schedule of Computation of Net Capital

For Brokers and Dealers Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2015

Stockholder's equity	$	23,680,569
Deductions:		
Nonallowable assets		4,292,505
Haircut on securities		1,373,241
Net capital		18,014,823
Amounts included in total liabilities which represent aggregate indebtedness:		
Commissions and accounts payable to affiliates		5,274,753
Other commissions and accounts payable		3,688,753
Deferred income		386,815
Other liabilities		452,626
Total aggregate indebtedness		9,802,947
Capital requirement:		
Minimum requirement (greater of $50,000 or 6-2/3% of aggregate indebtedness)		653,529
Net capital in excess of requirement	$	17,361,294
Ratio of aggregate indebtedness to net capital		.54 to 1

There is no difference between the net capital reported above and that reported
in the Company's Part IIA (Unaudited) FOCUS Report filed on January 26, 2016.